Northern Dynasty Provides Update on Base Shelf Prospectus

and Deemed Exercise of Special Warrants

February 11, 2019 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces that, further to its press release on January 15, 2019, it has completed the approval process for its base shelf prospectus (the “Base Shelf Prospectus”). The Base Shelf Prospectus was filed with the securities commissions in each of the provinces of Canada, other than Quebec, and a corresponding shelf registration statement on Form F-10 (the “US Shelf Registration Statement”) was filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. A final receipt for the Base Shelf Prospectus was received on January 25, 2019. The US Shelf Registration Statement was declared effective by the SEC on January 31, 2019. Further details on the Base Shelf Prospectus are provided in the January 15, 2019 press release.

Following completion of the approval process, on February 8, 2019 the Company filed a Prospectus Supplement in British Columbia to qualify the issuance of 10,150,322 common shares (the “Underlying Shares”) issuable upon conversion of the 10,150,322 outstanding special warrants of the Company (the “Special Warrants”) that were announced in the Company’s press releases of December 21, 2018 and December 28, 2018. The Special Warrants will automatically convert, and the Underlying Shares will be issued, on February 18, 2019 in accordance with the terms of the Special Warrants.

The Prospectus Supplement has not been filed with the SEC and, accordingly, the issuance of the Underlying Shares has not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities may only be offered or sold within the United States pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

Copies of the Base Shelf Prospectus and Prospectus Supplement can be found on SEDAR at http://www.sedar.com and on EDGAR at http://www.sec.gov or may be obtained upon request from Northern Dynasty’s Investor Relations Department, Suite 1500, 1040 West Georgia St., Vancouver, British Columbia, Canada V6E 4H1 or to info@northerndynasty.com. Investors should read the Base Shelf Prospectus and the Prospectus Supplement, together with the documents incorporated therein by reference, for additional information regarding the Special Warrants and the Underlying Shares.

About Northern Dynasty

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address the qualification of the Special Warrants and, filing of the base shelf prospectus that the Company plans are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the Company’s future performance. In addition, any statements made by the Company, other than statements of historical facts, that address events or developments that the Company expects in relation to the Pebble Project are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees. For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.